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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER LTD. TO HOLD
RESCHEDULED EARNINGS CONFERENCE CALL

10-Q Report Filed; Subsidiary Performance Bonding Resolved

Amended Exchange Offer in Process

        HAMILTON, BERMUDA, August 9, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today that its conference call to discuss its financial results for the quarter ended June 25, 2004 has been rescheduled for Tuesday, August 10, 2004, at 11:00 a.m. (EDT). The results for the quarter were released on August 4, 2004.

        The conference call to discuss the company's financial results for the quarter will be accessible to the public by telephone or Webcast. To listen to the call by telephone in the United States, dial 877-692-2588 approximately ten minutes before the call. International access is available by dialing 973-321-1040. The conference call will also be available over the Internet at www.fwc.com or through StreetEvents at www.streetevents.com.

        A replay of the call will be available on the company's Web site as well as by telephone. To listen to the replay by telephone, dial 877-519-4471 or 973-341-3080 (replay passcode 5058341# required) starting one hour after the conclusion of the call through 8:00 p.m. (EDT) on Tuesday, August 24, 2004. The replay can also be accessed on the company's Web site for two weeks following the call.

Filing of 10-Q Report; Subsidiary Performance Bonding Resolved

        Foster Wheeler also announced today that, as described in more detail in the Form 10-Q Report it is filing today, it has received waivers of financial covenants contained in performance bonding arrangements between one of its non-U.S. subsidiaries and certain financial institutions.

        The subsidiary is party to two performance bonding facilities containing covenants requiring the subsidiary to maintain a minimum equity ratio (calculated by dividing equity by total assets). As a result of the subsidiary's second quarter operating losses, the subsidiary fell below the minimum ratios. The subsidiary has obtained waivers of the minimum equity ratio covenants in each facility.

        The waiver for the first facility requires that the subsidiary refrain from any dividends or other restricted payments until the ratio has returned to the required minimum or the facility has expired or been terminated. Because this limitation was already covered by an existing covenant in the facility, it was already included in the company's liquidity forecast.

        The waiver for the second facility is effective through October 31, 2004, by which time the company expects the subsidiary will have either cured the breach or obtained an amendment or further waiver of the covenant.

        For the above reasons, the company believes these matters will not have an adverse impact on its forecasted liquidity.

        As previously announced, the company delayed filing its Form 10-Q Report for the second quarter in order to evaluate these covenants, as well as to evaluate its disclosure controls and procedures in light of the above. As a result of these evaluations, the company has concluded its disclosure controls and procedures were not effective as of the end of the first and second quarters in 2004 to ensure the timely reporting of covenant compliance at its subsidiaries. The company has developed a plan to rectify this situation as described in its Form 10-Q Report, and it believes the plan will be fully implemented well before the end of the third quarter.

Amended Exchange Offer in Process

        As previously announced, the Securities and Exchange Commission on July 30, 2004 declared effective the registration statement for Foster Wheeler's amended equity-for-debt exchange offer. The company has distributed revised offering materials related to the amended exchange offer, which exchange offer has been extended through August 30, 2004.

        Institutional investors holding 61.0% of the 6.75% Senior Notes due 2005, 85.0% of the 6.50% Convertible Subordinated Notes due 2007, 92.6% of the Robbins Series C and D Bonds due 2009, and 22.2% of the 9.00% Preferred Securities have agreed to tender their securities in the amended exchange offer.

        "As expected, the next step in the exchange process is to promptly file an updated registration statement with the SEC to reflect the financial and other information for the second quarter of 2004 that is included in our 10-Q filed today," said Raymond J. Milchovich, chairman, president, and chief executive officer. "Subject as always to the Commission's review, we intend to distribute this revised information to our security holders in sufficient time to allow the exchange offer to expire on August 30, 2004 as currently scheduled. We believe the support evidenced by the institutional holders who have signed lock-up agreements with us shows their confidence in the exchange offer. Consequently, we are hopeful the exchange offer will close in early September as currently scheduled."

        As previously announced, Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of trust preferred securities pursuant to this exchange offer. This fee will be equal to 50 cents per 9.00% Preferred Security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange, subject to certain limitations.

        Individuals holding their securities through brokers are urged to contact their brokers to receive a copy of the prospectus and to tender their securities.

        The dealer manager for the exchange offer and consent solicitation is Rothschild Inc., 1251 Avenue of the Americas, 51st floor, New York, New York 10020. Contact Rothschild at 212-403-3784 with any questions on the exchange offer.

        A copy of the prospectus relating to these securities and other related documents may be obtained from the information agent. The information agent for this exchange offer and consent solicitation is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10014. Georgeson's telephone number for bankers and brokers is 212-440-9800 and for all other security holders is 800-891-3214.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statements on Form S-4 (File No. 333-107054 and File No. 333-117244) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing reference to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editors:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at http://www.fwc.com.

2.
Safe Harbor Statement
This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

08-09-04

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000

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FOSTER WHEELER LTD. TO HOLD RESCHEDULED EARNINGS CONFERENCE CALL 10-Q Report Filed; Subsidiary Performance Bonding Resolved Amended Exchange Offer in Process